UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager

c/o Foris Ventures, LLC

751 Laurel Street #717

San Carlos, CA 94070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

Richard C. Blake, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 321-2400

August 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,146,225(1)
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 7,146,225(1)
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,146,225(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.40%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 6,840,704 shares of common stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Company”) currently outstanding and held by Foris Ventures, LLC (“FV”), (ii) 89,037 shares of Common Stock issuable to FV upon conversion of certain convertible promissory notes convertible within 60 days of August 17, 2018, and (iii) 216,484 shares of Common Stock issuable to FV upon exercise of certain other warrants held within 60 days of August 17, 2018. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these shares. The Vallejo Ventures Trust U/T/A 2/12/96 (“VVT”), the member of FV, may be deemed to have sole power to vote and dispose of these shares, and L. John Doerr (“John Doerr”) and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of these shares.

(2)

The percentage calculation is based on a total of 62,671,892 shares of Common Stock outstanding, which amount consists of (i) 62,366,371 shares of Common Stock issued and outstanding, as reported by the Company in its Prospectus Supplement (Registration No. 333-219732) dated August 17, 2018, and (ii) 305,521 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of August 17, 2018.

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,146,792(1)
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 7,146,792(1)
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,146,792(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.40%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 6,840,704 shares of Common Stock currently outstanding and held by FV, (ii) 89,037 shares of Common Stock issuable to FV upon conversion of certain convertible promissory notes convertible within 60 days of August 17, 2018, (iii) 216,484 shares of Common Stock issuable to FV upon exercise of certain other warrants held within 60 days of August 17, 2018, and (vi) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these shares, and L. John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the shares held by FV and VVT.

(2)

The percentage calculation is based on a total of 62,671,892 shares of Common Stock outstanding, which amount consists of (i) 62,366,371 shares of Common Stock issued and outstanding, as reported by the Company in its Prospectus Supplement (Registration No. 333-219732) dated August 17, 2018, and (ii) 305,521 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of August 17, 2018.

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,065 (1)
	8	SHARED VOTING POWER 7,409,275(1)
	9	SOLE DISPOSITIVE POWER (1)
	10	SHARED DISPOSITIVE POWER 10,065(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,419,340(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.84%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 6,840,704 shares of Common Stock currently outstanding and held by FV, (ii) 89,037 shares of Common Stock issuable to FV upon conversion of certain convertible promissory notes convertible within 60 days of August 17, 2018, (iii) 216,484 shares of Common Stock issuable to FV upon exercise of certain other warrants held within 60 days of August 17, 2018, (iv) 567 shares of Common Stock held by VVT, (v) 10,065 shares of Common Stock held by L. John Doerr or issuable to L. John Doerr upon exercise of options within 60 days of August 17, 2018, (vi) 9,648 shares of Common Stock held by Clarus, LLC, (vii) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC and (viii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC.. L. John Doerr is a trustee of VVT, which is the member of FV. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV and VVT. Mr. Doerr is the manager of Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(2)

The percentage calculation is based on a total of 62,671,892 shares of Common Stock outstanding, which amount consists of (i) 62,366,371 shares of Common Stock issued and outstanding, as reported by the Company in its Prospectus Supplement (Registration No. 333-219732) dated August 17, 2018, (ii) 305,521 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of August 17, 2018 and (iii) 6,799 shares of Common Stock issuable to L. John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of August 17, 2018.

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 7,146,225(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 7,146,225(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,146,792(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.40%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 6,840,704 shares of Common Stock currently outstanding and held by FV, (ii) 89,037 shares of Common Stock issuable to FV upon conversion of certain convertible promissory notes convertible within 60 days of August 17, 2018, (iii) 216,484 shares of Common Stock issuable to FV upon exercise of certain other warrants held within 60 days of August 17, 2018, and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these shares, and L. John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the shares held by FV and VVT.

(2)

The percentage calculation is based on a total of 62,671,892 shares of Common Stock outstanding, which amount consists of (i) 62,366,371 shares of Common Stock issued and outstanding, as reported by the Company in its Prospectus Supplement (Registration No. 333-219732) dated August 17, 2018, and (ii) 305,521 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of August 17, 2018.

CUSIP No. 03236M200

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,146,225(1)
	8	SHARED VOTING POWER 567(1)
	9	SOLE DISPOSITIVE POWER 7,146,225(1)
	10	SHARED DISPOSITIVE POWER 567(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,146,792(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.40%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 6,840,704 shares of Common Stock currently outstanding and held by FV, (ii) 89,037 shares of Common Stock issuable to FV upon conversion of certain convertible promissory notes convertible within 60 days of August 17, 2018, (iii) 216,484 shares of Common Stock issuable to FV upon exercise of certain other warrants held within 60 days of August 17, 2018, and (vi) 567 shares of Common Stock held directly by VVT. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these shares. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these shares, and L. John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the shares held by FV and VVT.

(2)

The percentage calculation is based on a total of 62,671,892 shares of Common Stock outstanding, which amount consists of (i) 62,366,371 shares of Common Stock issued and outstanding, as reported by the Company in its Prospectus Supplement (Registration No. 333-219732) dated August 17, 2018, and (ii) 305,521 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of August 17, 2018.

ITEM 1.	SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Common Stock of the Company.

(b)	The Company’s principal executive offices are located 5885 Hollis Street, Suite 100, Emeryville, California 94608.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)

This Schedule is filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

(b)	The address for each of the Reporting Persons is:

c/o Foris Ventures, LLC

751 Laurel Street #717

San Carlos, CA 94070

(c)

L. John Doerr is a director of the Company and is Chairman at Kleiner Perkins Caufield & Byers. Ann Doerr is on the board of various philanthropic organizations. L. John Doerr and Ann Doerr are the trustees of VVT. Barbara Hager is a manager at JEMA Management, LLC, the manager of FV, and is the special trustee of VVT.

The principal business address of each of the Reporting Persons is:

c/o Foris Ventures, LLC

751 Laurel Street #717

San Carlos, CA 94070

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Row 6 of cover page for each Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the Purchase Agreement (as defined below), on May 11, 2017 (the “Closing”) FV purchased (i) 30,728.589 shares of Series B Preferred Stock, (ii) Cash Warrants to purchase of 4,877,386 shares of Common Stock and (iii) the Dilution Warrant (as defined below) for aggregate cash consideration of $30,728,589.

The purchase price for the shares of Series B Preferred Stock and Warrants (as defined below) was issued for the cancellation of $30,728,589 of existing indebtedness owed by the Company to FV.

Pursuant to the Warrant Exercise Agreement (as defined below), on August 17, 2018, FV (i) exercised its Cash Warrant in full to purchase 4,877,386 shares of Common Stock for $21,460,498.40, (ii) surrendered its Dilution Warrant to the Company for cancellation after exercising it in full to purchase 2,106,217 shares of Common Stock for $3,159.33 and (iii) simultaneously acquired the New Warrant (as defined below) to purchase 4,877,386 in exchange for FV exercising the Cash Warrant and Dilution Warrant for cash and surrendering the Dilution Warrant for cancellation. FV used working capital to exercise the Dilution Warrant and the proceeds of the Underwritten Offering (as defined below) were used to exercise the Cash Warrant.

L. John Doerr’s individual holdings and holdings of entities affiliated with him (not including FV) resulted from equity compensation grants made to him in his capacity as a director of the Company and from private placements, respectively.

ITEM 4.	PURPOSE OF TRANSACTION.

Securities Purchase Agreement

On May 8, 2017, the Company, FV and certain other investors entered into a Securities Purchase Agreement (the “Purchase Agreement”), for the issuance and sale of shares of the Company’s Series A 17.38% Convertible Preferred Stock (the “Series A Preferred Stock”), shares of the Company’s Series B 17.38% Convertible Preferred Stock, (the “Series B Preferred Stock”), two series of warrants to purchase shares of the Company’s Common Stock at exercise prices of $7.80 per share and $9.30 per share (the “Cash Warrants”), and warrants to purchase additional shares of Common Stock in the event the Company undertakes certain dilutive transactions (the “Dilution Warrant” and, together with the Cash Warrants, the “Warrants”).

On July 7, 2017, the Company’s stockholders approved (the “Stockholder Approval”) the issuance of shares of Common Stock upon the conversion or exercise of the Series B Preferred Stock and Warrants sold pursuant to the Purchase Agreement. Following the Stockholder Approval, each share of Series B Preferred Stock automatically converted, without any further action by the holder, subject to the Beneficial Ownership Limitation (as defined below), on October 9, 2017. Also following the Stockholder Approval, the Cash Warrants became immediately exercisable. Notwithstanding the foregoing, pursuant to the Purchase Agreement, the holders of Series B Preferred Stock and Warrants did not receive Common Stock exceeding an amount such that the holder, together with its affiliates, would beneficially own in excess of 4.99% (or such other percentage as determined by the holder and notified to the Company in writing, not to exceed 9.99%, provided that any increase of such percentage will not be effective until 61 days after notice thereof) of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of such Series B Preferred Stock (the “Beneficial Ownership Limitation”).

On October 18, 2017, FV notified the Company of its decision to increase the Beneficial Ownership Limitation to 9.99%.

The Dilution Warrant held by FV provided FV with the right to purchase a number of shares of Common Stock, at a price of $0.0015 per share, sufficient to provide it with full-ratchet anti-dilution protection for any issuance by the Company of equity or equity-linked securities during the three year period following the Closing (the “Dilution Period”) at a per share price (including any conversion or exercise price, if applicable) less than $6.30 per share.

Registration Rights

Pursuant to the Purchase Agreement, within 30 calendar days of the date of the Stockholder Approval, the Company has agreed to file a registration statement on Form S-3 (or other appropriate form if the Company is not then S-3 eligible) providing for the resale of the shares of Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and Cash Warrants. The Company has agreed to use commercially reasonable efforts to cause such registration statement to become effective within 181 days following the Closing and commercially reasonable efforts to keep such registration statement effective at all times until (i) no party to the Purchase Agreement owns any shares of Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and Warrants or (ii) the shares of Common Stock issuable upon conversion or exercise of the Series B Preferred Stock and Warrants are eligible for resale under Rule 144 without regard to volume limitations.

Warrant Transaction

After giving effect to certain dilutive issuances of equity and equity-linked securities by the Company in August 2017, the Cash Warrant held by FV was exercisable for 4,877,386 shares at an exercise price of $4.40 per share and the Dilution Warrant held by FV was exercisable for 2,106,217 shares at an exercise price of $0.0015 per share, in each case as of August 17, 2018 and subject to the Beneficial Ownership Limitation. The exercise price of the Cash Warrant held by FV was subject to standard adjustments as well as full-ratchet anti-dilution protection for any issuance by the Company of equity or equity-linked securities during the Dilution Period at a per share price less than the then-current exercise price of the Cash Warrant, subject to certain exceptions. Similarly, the Dilution Warrant provided FV with the right to purchase a number of shares of Common Stock, at a price of $0.0015 per share, sufficient to provide it with full-ratchet anti-dilution protection for any issuance by the Company of equity or equity-linked securities during the Dilution Period at a per share price (including any conversion or exercise price, if applicable) less than $6.30 per share. The Cash Warrant and Dilution Warrant each expired in July 2020.

On August 17, 2018, FV entered into that certain Warrant Exercise Agreement (the “Warrant Exercise Agreement”) with the Company pursuant to which FV (i) exercised its Cash Warrant in full to purchase 4,877,386 shares of Common Stock for $21,460,498.40, (ii) surrendered its Dilution Warrant to the Company for cancellation after exercising it in full to purchase 2,106,217 shares of Common Stock for $3,159.33 and (iii) simultaneously acquired a new warrant (the “New Warrant”) to purchase 4,877,386 shares of Common Stock at $7.52 per share in exchange for FV exercising the Cash Warrant and Dilution Warrant and surrendering the Dilution Warrant for cancellation. The New Warrant has substantially identical terms to the Cash Warrant, except that (A) the expiration date of the New Warrant is fifteen months after issuance, (B) the New Warrant does not contain any anti-dilution protection, other than standard adjustments in the event of any dividends or distributions on the Company’s common stock, or any stock split, reverse stock split, recapitalization, reorganization or similar transaction, (C) the New Warrant only permits exercise after the six-month anniversary of issuance, and only permits “cashless” or “net” exercise after such time to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the New Warrant, (D) the exercise price of the New Warrant is $7.52, subject to adjustment and (E) the exercise of the New Warrant is not be subject to the Beneficial Ownership Limitation.

In connection with the Warrant Exercise Agreement, FV and the Company amended the Cash Warrant and the Dilution Warrant (but not Series B Preferred Stock) to remove the Beneficial Ownership Limitation. In addition to eliminating FV’s full-ratchet anti-dilution protection under the Cash Warrant and Dilution Warrant and the removal of the Beneficial Ownership Limitation in the warrants, the transactions contemplated by the Warrant Exercise Agreement resulted in the Company receiving proceeds of approximately $21.5 million from the exercise of FV’s Cash Warrant and Dilution Warrant.

Concurrently with the transactions contemplated by the Warrant Exercise Agreement, FV, the Company, another selling stockholder and B. Riley FBR, Inc. (the “Underwriter”) entered into that certain Underwriting Agreement dated as of August 17, 2017 (the “Underwriting Agreement”) relating to the sale of 7,654,148 shares of Common Stock. Under the terms of the Underwriting Agreement, FV sold all 4,877,386 shares of Common Stock issuable upon exercise of the Cash Warrant to the Underwriter at approximately $6.22 per share, with the Underwriter offering the shares to the public at $6.25 per share (the “Underwritten Offering”). In connection with the Underwritten Offering, FV agreed with the Underwriter, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible or exchangeable for shares of Common Stock during the 180 day period following the final prospectus supplement used in the Underwritten Offering (the “Lock-Up Agreement”). With respect to the FV shares, the Underwritten Offering was made pursuant to effective registration statement on Form S-3 (File No. 333-219732) initially filed by the Company with the SEC on August 4, 2017, including the prospectus contained therein, and prospectus supplement to such prospectus, dated August 17, 2018.

General

The Reporting Persons acquired the securities described in this Schedule for investment purposes and they intend to review their investments in the Company on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Purchase Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Purchase Agreement, the Reporting Persons in discussions with management, the Board, and shareholders of the Company and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

The following sets forth, as of the date of this Statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on a total of 62,671,892 shares of Common Stock outstanding, which amount consists of (i) 62,366,371 shares of Common Stock issued and outstanding, as reported by the Company in its Prospectus Supplement (Registration No. 333-219732) dated August 17, 2018, and (ii) 305,521 shares of Common Stock issued or issuable to FV upon conversion or exercise of securities convertible into or exercisable for Common Stock within 60 days of August 17, 2018..

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	7,146,225	11.40%	7,146,225	0	7,146,225	0
VVT	7,146,792	11.40%	7,146,792	0	7,146,792	0
John Doerr	7,419,340	11.84%	10,065	7,409,275	10,065	7,409,275
Ann Doerr	7,146,792	11.40%	0	7,146,792	0	7,146,792
Barbara Hager	7,146,792	11.40%	7,146,225	567	7,146,225	567

The securities reported herein consist of (i) 6,840,704 shares of Common Stock currently outstanding and held by FV, (ii) 89,037 shares of Common Stock issuable to FV upon conversion of certain convertible promissory notes convertible within 60 days of August 17, 2018, (iii) 216,484 shares of Common Stock issuable to FV upon exercise of certain other warrants held within 60 days of August 17, 2018, (iv) 567 shares of Common Stock held by VVT, (v) 10,065 shares of Common Stock held by L. John Doerr or issuable to L. John Doerr upon exercise of options within 60 days of August 17, 2018, (vi) 9,648 shares of Common Stock held by Clarus, LLC, (vii) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC and (viii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC..

(c)

Except as set forth in Item 4 above and the Company’s August 1, 2018 grant to L. John Doerr of an option to purchase 3,466 shares of Common Stock at $6.96 per share in connection with Mr. Doerr’s service as a director of the Company, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Purchase Agreement, Warrant Exercise Agreement, New Warrant and Lock-Up Agreement described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

A	Agreement of Joint Filing.

B	Securities Purchase Agreement, dated May 8, 2017, by and among the Company and certain investors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2017).

C	Warrant Exercise Agreement, dated August 17, 2018, by and among the Company and FV (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 20, 2018).

D	Lock-Up Agreement, dated August 17, 2018, by and among the Company and B. Riley FBR, Inc.

E	Common Stock Purchase Warrant, dated August 17, 2018, by the Company to FV (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 20, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2018

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By:	/s/ L John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/ Barbara Hager

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.

B	Securities Purchase Agreement, dated May 8, 2017, by and among the Company and certain investors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2017).

C	Warrant Exercise Agreement, dated August 17, 2018, by and among the Company and FV (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 20, 2018).

D	Lock-Up Agreement, dated August 17, 2018, by and among the Company and B. Riley FBR, Inc.

E	Common Stock Purchase Warrant, dated August 17, 2018, by the Company to FV (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 20, 2018)